

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

Via E-mail
Lynne Phillis, Controller
Iveda Solutions, Inc.
1201 South Alma School Road
Suite 8500
Mesa, Arizona 85210

> **Re:** **Iveda Solutions, Inc. File No. 0-53285**
> **April 30, 2011 Form 8-K/A Filed July 15, 2011**
> **June 30, 2011 Form 10-Q Filed August 15, 2011**
> **September 30, 2011 Form 10-Q Filed November 14, 2011**

Dear Ms. Phillis:

We have reviewed your response letter filed March 7, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information and amendments or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Megasys Acquisition

1. In explaining why only $20,000 was allocated to acquired Megasys customer relationships, you assert that only a minimal amount of future revenue was expected from this asset because "Megasys, on its own, does not share the same capabilities or recurring revenue business model" and that the "Megasys contract installation model does not imply a capability of receiving recurring cash flows from previous customers." These representations are not consistent with your other disclosures and assumptions. Specifically, in your July 7, 2011 press release, your President and CEO attributed Megasys Taiwan's $800,000 contract with the Taipei Police Department as the result of "years of experience of the Megasys team deploying safe city projects in Asia." The Megasys Chairman is also quoted therein emphasizing the value of this customer relationship. In your January 11, 2012 press release, aside from emphasizing "Megasys' dominance in SafeCiti deployments in the region," the Megasys general manager specifically attributes the $2.2 million SafeCiti contract to the performance by Megasys on other similar projects for this customer. The pattern of recurring revenue from existing customer relationships is also reflected in your disclosure of major customer A in Note 3 to the audited Megasys financial statements. We also understand your fair value assumption that the significant impact of personal relationships with customers mitigated the value assigned to acquired Megasys trademarks. Consequently, there does not appear to be a factually supportable basis for the determination that Megasys lacked an ability to

generate future sales from existing customer relationships. If you expect that your final purchase price allocation for this asset will be materially revised, then please provide us with relevant details. Alternatively, please provide us with a schedule showing the revenue recognized in each of the prior 5 years from each of the key customers touted in your January 24, 2011 press release and identify the customers referenced as A and B in the Megasys financial statements.

2. We understand that the contingent consideration includes the issuance of $800,000 of stock in December 2012 if Megasys generates a $1.3 million increase in SafeCity project net revenue. We also understand that you assumed that all contingent consideration would be paid and have recognized $1.6 million as the fair value of the total contingent consideration (91% of your goodwill balance). In your response, you state that "The SafeCity project is the primary component of Megasys's contractual backlog." However, it does not appear that the $1.3 million assumed increase in SafeCity project revenue has been included in your acquired backlog asset calculation given that such calculation only assumes $952,000 of revenue. Further, we note that your backlog asset calculation does not include any contracts extending beyond October 31, 2011 (six months from Valuation Date). Also, your response is not consistent with the SafeCity expected revenue assumptions outlined in Exhibit 1.B to the Valuation Report. Moreover, we understand that in assuming at the valuation date that the $1.3 million milestone would be reached, you projected that a material amount of the SafeCity revenue would be generated from the Taipei Police Department given your historical, current and expected future business with this customer. As previously observed, the fair value of the underlying customer relationship, contract, and/or technology-based asset must be recognized pursuant to ASC 805-20-55. Please provide us with your expected valuation of this asset.

3. We understand that the $600,000 of purchase price contingent on Megasys 2011 net income will not be paid since Megasys did not generate the earnings milestone. Please tell us how this impacted your December 31, 2011 goodwill impairment analysis.

4. Given that Megasys only generated $23,490 net income in the first four months of 2011, please clearly explain of all the factors you considered in determining that the 2011 $300,000 net income milestone would be met. Specifically address the data in Exhibit 7.A of the valuation report which plainly indicates that this milestone would not be met. In addition, clearly explain how you determined that the $1.3 million revenue increase milestone would be met given the substantial decline in projected revenue assumed in the valuation report. Compliance with ASC 805-30-25-5 should be clearly evident.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief